  EXHIBIT 99.1

DRIVER MANAGEMENT COMPANY LLC

250 Park Avenue, 7th Floor

New York, NY 10177

646-360-0791

July 22, 2021

Mr. Timothy Nieman
Secretary and General Counsel
Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17405

VIA EMAIL

Mr. Nieman,

Reference is made to Codorus Valley Bancorp, Inc.’s (“CVLY” or the “Corporation”; its wholly owned subsidiary, PeoplesBank, a Codorus Valley Company, the “Bank”) current report on Form 8-K filed March 31, 2015 (the “March 2015 8-K”).  The March 2015 8-K states that on March 31, 2015, Michael Allen, CVLY’s then Vice President and Chief Operating Officer, “notified the Corporation of his resignation as an officer and employee of the Corporation and the Bank.”  The March 2015 8-K further states that the Bank would “compensate [Mr. Allen] in accordance with Section 3(c) of his employment agreement.”

Mr. Allen’s employment agreement (the “Employment Agreement”) is attached as Exhibit 10.1 to the Corporation’s amended current report on Form 8-K filed on March 19, 2013.  While sections are not numbered in the Employment Agreement, I assume the section captioned “Term of the Agreement” to be Section 3.  If this is incorrect, please advise me as to what heading marks Section 3.  Based on my assumption regarding Section 3, Section 3(c) addresses voluntary termination for “Good Reason” (as defined in the Employment Agreement) and the payment to be made to Mr. Allen in the event of a voluntary termination for Good Reason.

Based upon my reading of the March 2015 8-K, it would appear from the references to Section 3(c) of the Employment agreement and the payment to made pursuant thereto that Mr. Allen voluntarily terminated his employment for Good Reason.  Please respond to this letter by confirming that Mr. Allen voluntarily terminated his employment for Good Reason or by providing an explanation for the references to Section 3(c) of the Employment Agreement if Mr. Allen voluntarily terminated his employment without Good Reason.  In addition, to the extent Mr. Allen voluntarily terminated his employment for Good Reason, please publicly disclose the Notice of Termination (as defined in the Employment Agreement) delivered by Mr. Allen to the Corporation.

Section 13(a) of the Securities and Exchange Act of 1943 (the “Exchange Act”) and Rules 13a-11 and 12b-20 thereunder collectively require every issuer of a security registered pursuant to Section 12 of the Exchange Act to file with the Securities and Exchange Commission accurate current reports on Form 8-K that contain material information necessary to make the statements made in the reports not misleading.

I believe that there is a material difference between voluntary termination for Good Reason and voluntary termination without Good Reason, particularly when the officer and employee in question had been employed by the Corporation and the Bank for less than three years.

In addition, the rapid turnover of two different Chief Operating Officers (one who appears to have been forced to resign and one who was terminated without cause) raises serious questions as to whether CVLY’s board of directors (the “Board”). is exercising adequate oversight of CVLY’s Chief Executive Officer and his relationship(s) with his putative successor(s).

Please bring this matter to the attention of the Board.  You can contact me with any questions by email at ac@drivermgmtco.com or by phone at 646-360-0791.

/s/ Abbott Cooper